[Dechert LLP Letterhead]

December 16, 2010

VIA EDGAR

John M. Ganley

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	PennantPark Senior Floating Rate Fund Inc. (the “Fund”)
Registration Statement on Form N-2—File Nos. 333-170243 and 811-22489

Dear Mr. Ganley:

Thank you for your comments on December 1, 2010 regarding the Fund’s Registration Statement on Form N-2 (Registration Nos. 333-170243 and 811-22489; the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on November 1, 2010. We describe below the changes that we have made in response to your comments in Amendment No. 1 (the “Amendment”) to the Registration Statement that the Fund filed on December 16, 2010. For your convenience, your comments are numbered and presented in italicized text below, and each comment is followed by our proposed response. The page references to which we refer in our responses are to the Amendment. We will also provide you with courtesy copies of the Amendment as filed and marked to reflect the changes from the Registration Statement.

PROSPECTUS:

Cover Page

1. The first sentence of the third paragraph states that under normal market conditions, at least 80% of the Fund’s Managed Assets will be invested in Senior Loans and investments with similar economic characteristics. Since the Fund has senior floating rate in its name, please revise this section to state that the Fund will invest 80% of its “assets” in senior “floating rate” securities. See Rule 35d-1 under the Investment Company Act of 1940.

As requested, the Fund has revised the disclosure to make clear that at least 80% of the Fund’s assets will be invested in senior floating rate instruments.

US Austin Boston Charlotte Hartford New York Orange County Philadelphia Princeton San Francisco Silicon Valley Washington DC

EUROPE Brussels Dublin London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

John M. Ganley December 16, 2010 Page 2

2. The fifth sentence of the third paragraph states that securities rated below investment grade are often referred to as “leveraged loans” or “high yield” securities. Please also disclose in this sentence that securities rated below investment grade are also frequently referred to as “junk bonds.” See Letter from Carolyn B. Lewis to Investment Company Institute (February 23, 1990).

The Fund has made the change as requested.

Prospectus Summary – Investment Strategies (Page 1)

3. The last paragraph on page 2 states that the Fund may invest in a variety of derivative instruments, including synthetic collateralized loan obligations or collateralized debt obligations, options, futures contracts, options on futures contracts, options on forward contracts, credit-linked notes, commodity-linked notes, single-name credit default swaps, single-name loan credit default swaps and total return swaps. Please consider the staff observations set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

As requested, the Fund has revised the disclosure regarding its expected use of derivative instruments to speak with greater particularity regarding the financial instruments it expects to use and the purposes for which it expects to use such instruments. Specifically, the Fund states on page 2 of the Amendment:

The Fund expects to use derivative instruments, if at all, generally to hedge its exposure (i.e., limit its downside risk) through the use of interest rate swaps, currency swaps and credit default swaps. The Fund may also use options, futures and forward contracts or options on futures contracts for the same purpose. Likewise, the Fund may make judicious use of these instruments, as well as investments in collateralized debt and loan obligations and total return swaps, to obtain exposure to classes of assets which may not be easily obtained through direct market purchases of the underlying instruments, as well as to boost expected returns on investments in specific asset classes. In addition, the Fund may from time to time enter into total return swaps, securitization transactions and other forms of derivative securities to finance its operations.

Prospectus Summary – Leverage (Page 5)

4. This section explains that the Fund may use leverage in an amount up to 33 1/3% of its Managed Assets. Please also express the amount of leverage in terms of the amount of net assets.

John M. Ganley December 16, 2010 Page 3

As requested, the Fund has revised its disclosure on page 4 of the Amendment and elsewhere in the prospectus to make clear that it may use leverage in an amount up to 33 1/3% of its Managed Assets, which corresponds to an amount up to 50% of its net assets.

Prospectus Summary – Risk Factors — General Risks Associated with Derivatives (Page 10)

5. The first bullet of this section describes credit risk as the risk that a counterparty in a derivative transaction will be unable to honor its financial obligation to the Fund. Please inform us whether the Fund will have any limits on the amount of exposure it may have to a particular counterparty. We may have additional comments after reviewing your response

The Fund does not expect its investments in derivative securities to be a significant part of its overall portfolio. However, the Fund does anticipate investing in such securities from time to time. The Fund does not intend to institute a formal policy with respect to the amount of financial exposure to a particular counterparty. However, the Fund does expect to formulate, and obtain Board approval with respect to, an approved list of counterparties and to monitor its exposure to such counterparties on an ongoing basis. Such policies and procedures will be reported regularly to the board of directors of the Fund.

Prospectus Summary – Distributions (Page 16)

6. The fourth sentence of the third paragraph states that distributions may result in a return of capital to shareholders. Please explain in this section that a return of capital is effectively a return of an investor’s initial investment rather than a distribution made from the Fund’s earnings and profits.

As requested, the Fund has included disclosure under the heading “Distributions” on page 10 of the Amendment to the effect that a return of capital is effectively a return of an investor’s initial investment rather than a distribution made from the Fund’s earnings and profits.

Summary of Fund Expenses (Page 18)

7. The first and second captions to the table state “Sales load paid by you (as a percentage of common share offering price)” and “Offering expenses borne by the Fund (as a percentage of common share offering price).” Since all of the fees and expenses described in this section are borne directly or indirectly by stockholders, please delete the words “paid by you” from the first caption and “borne by the Fund” from the second caption; these words are confusing in these captions.

John M. Ganley December 16, 2010 Page 4

As requested, the Fund has deleted the words “paid by you” from the first caption and “borne by the Fund” from the second caption on page 14 under the caption “Summary of Fund Expenses.”

8. Please revise the “Advisory Fees” caption to “Management Fees”. See Item 3 of Form N-2

As requested, the Fund has revised the caption “Advisory Fees” to read “Management Fees” on page 14 under the caption “Summary of Fund Expenses.”

The Fund’s Investments – Portfolio Composition – Loan Participations (Page 23)

9. This section describes the Fund’s investments in Senior Loans through loan participations. Please explain to us the extent to which the Fund expects to invest in loan participations. In addition, please explain to us what types of entities (e.g., investment banks, insurance companies) the Fund expects to be the lenders (and thus the counterparties to the Fund) in the loan participation programs to be purchased by the Fund.

The Fund does not anticipate investing any significant portion of its assets in loan participations, which are not, in the Adviser’s experience, a material part of the market for investments in Senior Loans. Accordingly, the Fund has not added speculative disclosure regarding the types of entities that may be lenders in any loan participations that the Fund may review or purchase. The Fund does intend to preserve the flexibility to invest in loan participations if an attractive opportunity emerges. The Fund has revised its disclosure on page 19 of the Amendment under the Caption “The Fund’s Investments – Portfolio Composition – Loan Participations” to reflect that it does not expect loan participations to comprise a significant portion of the Fund’s assets.

Risk Factors – Principal Risks Relating To Fund Operations – Anti-Takeover Provisions (Page 43)

10. This section states that the Fund’s charter and bylaws contain provisions that may delay, defer or prevent a transaction or a change in control of the Fund. Recently, we have taken the position that it would be inconsistent with section 18(i) of the Investment Company Act of 1940 for a closed-end fund organized as Maryland corporation to opt-in to provisions of the Maryland Control Shares Acquisition Act (Md. Code Ann., Corps. & Ass’ns §§ 3-701 et seq.). See Boulder Total Return Fund, Inc. (SEC No-action letter pub. avail. Nov. 15, 2010) (http://www.sec.gov/divisions/investment/noaction/2010/bouldertotalreturn111510.htm). Please confirm to us that the Fund, which is organized as a Maryland corporation, will not opt in to the Maryland Control Shares Acquisition Act

John M. Ganley December 16, 2010 Page 5

The Fund has revised its disclosure on page 58 of the Amendment under the caption “Description of Our Capital Stock – Control Share Acquisitions” to make clear that the Fund’s bylaws contain a provision exempting from the Maryland Control Share Acquisition Act acquisitions by any person of shares of the Fund’s common stock.

Risk Factors — General Risks Associated with Derivatives

Management of the Fund – Board of Directors – Biographical Information (Page 46)

11. Please revise the last column header of the table to reflect that this column describes other directorships held by the directors during the past five years. See Item 18.6(b) of Form N-2. Please note that disclosure should be provided not only for directorships of public companies, but also for any company registered as an investment company under the Investment Company Act of 1940.

As requested the Fund has revised its disclosure on page 38 of the Amendment under the caption “Management of the Fund – Board of Directors – Biographical Information” to make clear that such disclosure includes directorships of both public companies and registered investment companies as required under the Investment Company Act of 1940.

12. We note that headings have been provided for information to come concerning the board structure, the role of the board in risk oversight, and committees of the board. Please also ensure that information is provided concerning the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director the Fund. See Item 18.17 of Form N-2.

As requested, the Fund has included the requested disclosure on page 42 of the Amendment under the heading “Management – Information About Each Director’s Experience, Qualifications, Attributes or Skills,” regarding the specific experience, qualifications, attributes and/or skills that led to the conclusion that such individual should serve as a director the Fund.

GENERAL COMMENTS

13. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

As requested, the Fund has conformed all changes throughout the Amendment.

14. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in

John M. Ganley December 16, 2010 Page 6

response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

As requested, the Fund has provided additional disclosure in the Amendment with respect to portions of the Registration Statement that were previously incomplete. The Fund reserves the right to supplement and amend its disclosure further in future amendments prior to a declaration of effectiveness by the Commission.

15. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

As requested, the Fund will identify to the Commission supplementally the information that the Fund intends to omit from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act.

16. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

The Fund has not submitted, and does not intend at the present time to submit, an exemptive application or no-action request in connection with the Registration Statement. The Fund may seek such relief in the future, depending on changes in circumstances.

17. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

As requested, the Fund has filed the Amendment with the Commission separately.

18. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Fund notes your request.

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John M. Ganley December 16, 2010 Page 7

If you have any further comments, or if you require additional information, please do not hesitate to contact me at (202) 261-3313.

Sincerely,

/s/ Thomas J. Friedmann

Cc:	Arthur Penn
Aviv Efrat
PennantPark Investment Corporation
David J. Harris
Dechert LLP